UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  November 2005

                               Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Exhibit No:

1.  Trading Statement - dated 29 November 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 29, 2005                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: November 29, 2005                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1


                                                              29th November 2005
                                  BARCLAYS PLC
                                 TRADING UPDATE


"Barclays continues to deliver strong profit growth. The contributions are well spread by business line and we expect 2005 full year earnings per share to be broadly in line with market consensus."

John Varley, Group Chief Executive


Individual Business Commentary

UK Banking continued to perform well and is making significant progress towards achieving its productivity targets. UK Business Banking performed strongly as balance sheet growth continued to drive income. UK Retail Banking delivered good profit growth from a combination of a modest rise in revenues and strong cost control.

Barclays Capital delivered very strong profit growth driven by higher client related activity and increasing contributions from credit products, commodities and the US businesses. Operating expenses increased broadly in line with income growth reflecting continued investment in the business and higher performance related costs.

Barclays Global Investors continued its excellent performance reflecting good net new asset inflows in the active and iShares businesses and strong investment results. Operating expenses increased as a result of significant investment in the business and performance related costs.

Wealth Management delivered very strong growth, with income driven by higher assets under management, good growth in loans and deposits and higher client transaction volumes. Operating expenses increased modestly, with efficiency savings offset by increased investment in the business and higher restructuring costs.

Barclaycard trends in the third quarter remained consistent with the first half. Income growth was good in UK cards and loans and very strong in International cards. Average UK extended credit card balances remained broadly flat relative to the first half whilst average UK loan balances continued to grow modestly. Operating expenses increased mainly as a result of the Juniper acquisition. The rate of growth in impairment charges for the nine months to end September was consistent with first half trends. Combined with continued investment in the business, this more than offset the growth in income.

International Retail and Commercial Banking performed strongly. Income was driven by strong balance growth in the European mortgage businesses, African corporate lending and a good performance by the Spanish funds business. Operating expenses increased in line with the rate of income growth reflecting continuing investment.

Absa has reported strong results for the half year ended 30th September 2005. The performance was driven by good balance sheet growth, higher levels of customer activity and the benign credit environment.

Group Income

Organic income growth was strong and broadly based.

Business level net interest margins have remained broadly stable relative to the first half of 2005.

Group Operating Expenses

Organic operating expenses increased broadly in line with the rate of income growth. The increase was primarily attributable to continued investment in the global product businesses, performance related expenses, the expansion of International Retail and Commercial Banking and head office relocation costs.

Risk Management

Wholesale and corporate credit conditions remained steady and potential credit risk loan balances were stable versus the first half position. Retail potential credit risk loan balances increased modestly in the third quarter. Delinquency levels in UK cards continued to trend slightly higher and the rate of increase in impairment was consistent with the first half. UK consumer loans impairment rose at a slower rate than UK cards. Mortgage impairment was negligible.

Average DVaR in Barclays Capital remained consistent with the first half of 2005.


2005 Outlook

Barclays is expecting a rate of income growth for the full year broadly in line with that achieved in the first half, with a similar rate of expense growth, excluding the impact of Absa. Organic cost growth in the second half of 2005 will reflect continued expansion and investment in the business and higher levels of marketing, information technology and performance related expenditure.

We continue to expect overall impairment charges, excluding Absa, to be approximately in line with the last published Risk Tendency.

Barclays expects 2005 full year earnings per share to be broadly in line with market consensus.



                                    - ENDS -

Notes

 1. Key trends set out above, unless stated otherwise, relate to the nine months to 30th September 2005, and are compared to the corresponding nine months of 2004.
 2. Trends in income are expressed after the deduction of 'net claims and benefits on insurance contracts'.
 3. Individual business trends are reported excluding the impact of Absa.
 4. Absa earnings will be consolidated into Barclays from 27th July 2005. The reported results for Absa in the Barclays accounts will include hedging and funding costs and a charge for the amortisation of intangible assets.

Trading Update conference call and webcast details

The Group Finance Director's briefing will be available as a live conference call at 09.00 (GMT) on Tuesday, 29th November 2005. The telephone number for UK callers is 0845 301 4020 (+44 (0) 20 7663 4861 for all other locations), with the access code 'Barclays Trading Update'. The briefing will also be available as a live audio webcast on the Investor Relations website at: www.investorrelations.barclays.co.uk and a recording will be posted on the website later.

Timetable
2005 Preliminary Results Announcement         Tuesday, 21st February 2006
Ex Dividend Date                              Wednesday, 1st March 2006
Dividend Record Date                          Friday, 3rd March 2006
2006 Annual General Meeting                   Thursday, 27th April 2006
Dividend Payment Date                         Friday, 28th April 2006
2006 Interim Results Announcement             Thursday, 3rd August 2006

All dates are provisional and subject to change.

For further information please contact

Investor Relations                           Media Relations
Mark Merson/James S Johnson                  Chris Tucker/Jo Thethi
+44 (0) 20 7116 5752/2927                    +44 (0) 20 7116 6223/6217

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. Examples of forward looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation, and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.